 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month May 2017 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

On May 17 2017, the Registrant Announce Annual Technical
Global Symposium (TGS) Events to be held in Europe, Japan, Korea and the US

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: May 17, 2017	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TOWERJAZZ

The Global Specialty Foundry Leader

TGS 2017

Technical Global Symposium

TowerJazz Announces Annual Technical Global Symposium (TGS) Events to be held in Europe, Japan, Korea and the US

TGS 2017 will highlight Company's Leading Technology, Customer Partnership, and Full Circle Value Creation

MIGDAL HAEMEK, Israel, May 17, 2017 – TowerJazz, the global specialty foundry leader, today announced details on its 12th annual Technical Global Symposium (TGS) being held in Europe, Japan, Korea, and the United States. This year, TowerJazz's TGS series will focus on the Company's leading technology and customer partnerships, based on full circle value creation. As the leading analog pure play foundry, with a proven business model and technology leadership in growth markets, TowerJazz creates value for its customers from design concept to volume production, by providing them with the most advanced analog technology, thus enabling their competitive advantage and fast time to market.

TGS facilitates customer and partner interaction with TowerJazz team members and industry executives to exchange information on the latest solutions for next-generation analog/mixed signal ICs in growing markets such as consumer, industrial, automotive, medical and aerospace and defense.

This year, TGS events will be hosted on the following dates and locations:

•	Europe: June 14, 2017 – Amsterdam, Netherlands – registration is now open
•	Japan: August 30, 2017 – Tokyo
•	Korea: September 26, 2017 – Seoul
•	USA: November 14, 2017 – Newport Beach, CA

By joining TowerJazz at one of its TGS worldwide venues, attendees may learn more about the Company's advanced and differentiated specialty analog technology offerings such as RF/HPA, Power Management and CMOS Image Sensors. In addition, TowerJazz will discuss the latest design enablement tools and capabilities jointly developed with its EDA partners, as well as its worldwide manufacturing capabilities, all of which drive customer success and market leadership.

"As the number one worldwide specialty foundry, our focus remains value creation. We work closely with our customers globally to provide them with the most advanced analog technology platforms, design services, and high quality manufacturing. Our customers and partners tell us that TGS provides a powerful platform for networking with industry leaders, while gaining valuable insights on the market's leading analog solutions portfolio, and initiating new business opportunities. This year we are excited to host our TGS series in four locations around the globe featuring our specialty foundry offerings and unique technical capabilities, and focused on strong partnerships for value creation." said Gary Saunders, Senior Vice President of Worldwide Sales, TowerJazz.

Sponsors at TGS events include the industry's leading EDA vendors and tool providers who will share the latest design capabilities offered in collaboration with TowerJazz: ANSYS, Cadence, Keysight Technologies, Mentor Graphics, PacTech, Presto Engineering, Silvaco, SST (Silicon Storage Technology), Synkom Co. Ltd., Synopsys.

For more information and registration please visit: http://tgs.towerjazz.com/.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz's advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz's business is included under the heading "Risk Factors" in Tower's most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the "SEC") and the Israel Securities Authority and Jazz's most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company Contact: Limor Silberberg | +972-4-604-7249| limor.silberberg@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com